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SEC FILE NUMBER
8-66578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles River Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 District Avenue
(No. and Street)

Burlington	Massachusetts	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey Sullivan (617) 664-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DMS

OATH OR AFFIRMATION

I, Casey Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETHANY BOTTO AMICO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 1, 2022

Casey Sullivan
Signature

FINOP
Title

Bethany Botto Amico
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Financial Statements and Supplementary Information

December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Charles River Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I, Schedule II and Schedule III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We are serving the Company as a first year auditor.
February 28, 2019

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	4,257,460
Accounts receivable		3,628,877
Receivable from affiliates		7,666
Other assets		72,125
Total assets	$	7,966,128
Liabilities and member's equity		
Liabilities:		
Accrued tax liability		1,294,730
Other accrued expenses and other liabilities		136,933
Total liabilities		1,431,663
Member's equity		6,534,465
Total liabilities and member's equity	$	7,966,128

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Income

Year Ended December 31, 2018

Revenues:	
Commission	$ 16,314,393
Interest	27,657
Total revenues	16,342,050
Expenses:	
Compensation expense	230,046
Service fees	721,888
Professional fees	194,240
Other expenses	79,945
Total expenses	1,226,119
Income before taxes	15,115,931
Income tax expense	1,294,627
Net income	$ 13,821,304

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Changes in Member's Equity

Year Ended December 31, 2018

Balance at January 1, 2018	$ 5,713,161
Reduction: Shareholder Distribution – Note 11	(13,000,000)
Net income	13,821,304
Balance at December 31, 2018	$ 6,534,465

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 13,821,304
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Depreciation	6,898
Increase in accounts receivable	(805,129)
Increase in receivable from affiliates	(7,666)
Increase in other assets	(26,092)
Increase in accrued tax liability	1,294,730
Decrease in payable to affiliates	(14,113)
Increase in other accrued expenses and liabilities	103,004
Decrease in deferred compensation	(1,130,901)
Net cash provided by operating activities	13,242,035
Cash flows from investing activities	
Purchase of equipment	(2,565)
Net cash used in investing activities	(2,565)
Cash flows from financing activities	
Shareholder distribution – Note 11	(13,000,000)
Net cash used in financing activities	(13,000,000)
Net Increase in cash and cash equivalents	239,470
Cash and cash equivalents at beginning of year	4,017,990
Cash and cash equivalents at end of period	$ 4,257,460

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Notes to Financial Statements

December 31, 2018

1. Organization and Description of Business

Charles River Brokerage, LLC (the Company), a Massachusetts single-member limited liability company, is a wholly-owned subsidiary of Charles River Systems, Inc (CRS). On October 1, 2018, CRS was acquired by and became a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on March 25, 2004. The Company operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, CRS's liability for the debts of the Company is limited.

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC). The Company is authorized to engage in the following types of business: (i) retailing corporate equity securities over-the-counter, (ii) non-exchange member arranging for transactions in listed equity securities by exchange member and (iii) soft-dollar broker for instructions making soft-dollar payments for research and brokerage services relating to, but not limited to, management systems provided by its Parent and affiliates. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the Company receives commissions on certain trades executed by such broker dealers. Since inception, the Company has not earned any revenues acting as a soft-dollar broker.

2. Significant Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of the Financial Statements in conformity with GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. As a result of unanticipated events or circumstances actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Financial Statements were evaluated through February 28, 2019, the date the Financial Statements were issued.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions, highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business and money market mutual funds subject to the amendments of Rule 2a-7.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 11 to the Financial Statements.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes as it is included within the consolidated tax return filed by the Parent. Accordingly, the Company is not subject to federal, state, and local corporate income taxes.

The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement. The Company reimburses the Parent for the expense recognized.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606) on January 1, 2018 using the modified retrospective method of adoption. At the time of adoption there was no adjustment to retained earnings required. The timing of the Company's material revenue streams remain substantially unchanged as these revenues will continue to be recognized over time.

The Company receives shared commissions from other broker dealer customers under its ITMA contracts as its primary revenue source. The ITMA services include fixed pricing based on the usage of various contracted unit types with no other fixed fees. The Company has a contractual right to invoice the customer for the right to receive the contracted consideration based on services performed, therefore the Company has elected to adopt the "as invoiced" practical expedient. The ITMA contracts do not include rebates, minimums or tiered pricing that would preclude the "as invoiced" practical expedient.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

The ITMA services revenue is thus recognized on the basis of amounts for which the Company is entitled to invoice, which may include an estimate of current month activity.

Interest revenue is earned on short-term investments and is recorded on an accrual basis. Interest Revenue is not in scope of ASC Topic 606.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and included in other assets on the statement of financial condition. Depreciation is recorded on a straight-line basis over the useful lives of the related assets. For internal–use software, the Company capitalizes qualifying costs incurred. All other nonqualifying costs incurred in connection with any internal-use software are expensed as incurred. Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Accounts Receivable

Accounts receivable represents commissions receivable from broker-dealers. As the broker-dealers are the Company's customers the entire balance is related to revenue from contracts to customers (ASC 606).

3. Income Taxes

Prior to CRS's acquisition by the Parent, the Company was wholly owned by an S corporation which are generally not subject to federal and certain state income taxes. The income is passed through to the stockholder. Certain states do not follow the federal treatment and have an entity level tax. As such, the income tax expense was calculated based on activity for the stub period following the acquisition.

3. Income Taxes (continued)

The components of income tax expense consisted of the following for the year ended December 31, 2018:

Current income tax expense:		
Federal	$	922,928
State		371,802
Total current expense		1,294,730
Deferred income tax:		
Federal		(74)
State		(29)
Total deferred benefit		(103)
Total income tax expense	$	1,294,627
Effective Tax Rate Reconciliation:		
Income before taxes	$	15,115,931
Tax at federal statutory rate		3,174,346
State taxes, net of federal benefit		931,444
Pre-Acquisition Earnings		(2,811,162)
Total income tax	$	1,294,627

As of December 31, 2018 the Company has a net deferred tax asset of $103 related to accrued expenses.

On December 22, 2017, the President of the U.S. signed into law the Tax Cuts and Jobs Act (TCJA), reducing the corporate income tax rate from 35% to 21%, effective on January 1, 2018. The Company benefited from the lower federal income tax rate.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues tax expense, which is also paid to or received from the Parent.

As of December 31, 2018, the Company has identified no uncertain tax positions. If there were uncertain tax positions it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2016.

4. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

4. Fair Value of Financial Instruments (continued)

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities. At December 31, 2018 there were no financial instruments classified in Level 1.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. At December 31, 2018 there were no financial instruments classified in Level 2.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2018 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The fair value of highly liquid, short term assets and liabilities, including cash, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

5. Accounts Receivable

At December 31, 2018, accounts receivable were $3,628,877 and include commissions receivable from broker-dealers for the Company's ITMA services.

6. Fixed Assets

Fixed assets are included in other assets in the Statement of Financial Condition and consists of the following:

Computer software	$	10,020
Furniture and fixtures		242
Total Cost Value		12,262
Accumulated Amortization		(1,508)
Net Carrying Amount	$	8,754

6. Fixed Assets (continued)

Aggregate amortization expense for the period ended December 31, 2018 was $6,898 and included in other expenses on the Statement of Income. The weighted average useful life for computer software is 1.4 years and furniture and fixtures is less than a year.

7. Contingencies

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

8. Concentration Risk

The Company provides services to a diverse group of customers, including broker-dealers. Revenues could be adversely affected by any number of market events, such as new entrants into the market space, or economic conditions. As of December 31, 2018, there were five customers who accounted for 44% of the Company's accounts receivable, and one customer who accounted for 10% of the Company's commission revenue.

9. Liquidity Risk Management

The Company holds a portion of its assets in cash. As of December 31, 2018, total cash held was $4.3 million which represents 53% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition. The Company monitors its available Cash and Cash Equivalents to ensure sufficient liquidity to meet operating needs.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. The minimum required net capital at December 31, 2018 was $95,444 under the aggregated indebtedness method. At December 31, 2018, the Company's net capital was $2,825,797 which was $2,730,353 in excess of the minimum required net capital under Rule 15c3-1.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

11. Related Party Transactions

The Company enters into transactions in the ordinary course of business with affiliated entities of the Parent, including CRS. The Parent and its affiliates, including CRS, pay costs related to the Company's personnel, including coverage under the Parent's benefit plans.

11. Related Party Transactions (continued)

The Parent and its affiliates also provide legal, accounting, marketing, information technology, network service costs, rent for the use of office space and equipment to the Company and other administrative support pursuant to service agreements, as amended, between the Company and certain affiliates. Under the terms of the service agreements, as amended, the Company reimburses the Parent affiliates for all services provided. For the year ended December 31, 2018, the amount paid by the Parent affiliates on behalf of the Company was $721,888 included in services fees on the Statement of Income. At December 31, 2018, the Company had a receivable of $7,666 from an affiliate of the Parent, and included in receivable from affiliates on the Statement of Financial Condition.

The Company also participates in CRS's 401(k) benefit plan. The CRS has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. CRS matches a portion of the participant's voluntary contributions.

For the year ended December 31, 2018, the Company made $13 million distribution to CRS.

Deferred Compensation

During the year, the Company paid $1,130,901 to CRS for the Phantom Stock Unit Plan. At the time of the acquisition of CRS by the Parent all stock units were fully vested and the plan was divested. At December 31, 2018 the Company had no remaining deferred compensation obligations.

Income Taxes

At December 31, 2018, the income tax payable to the Parent is $1.3 million reflected on the Statement of Financial Condition.

12. Recent Accounting Developments

The Company adopted ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, effective January 1, 2018. The standard requires all equity securities be measured at fair value through earnings with certain exceptions, including investments accounted for under the equity method of accounting or where the fair market value of an equity security is not readily available. The impact of the standard was not material to the financial statements.

The Company has adopted ASU 2016-02, Leases (ASC Topic 842) and relevant amendments, on January 1, 2019. The standard represents a wholesale change to lease accounting and requires all leases, other than short-term leases, to be reported on balance sheet through recognition of a right-of-use asset and a corresponding liability for future lease obligations. The standard also requires extensive disclosures for assets, expenses, and cash flows associated with leases, as well as a maturity analysis of lease liabilities. The Company has no lease agreements and therefore the standard has no impact on the Company's financial statements.

Supplementary Information

Charles River Brokerage, LLC

(a wholly-owned subsidiary of Charles River Systems, Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2018

Member's equity	$	6,534,465
Deductions and/or charges:		
Non-allowable assets:		
Accounts Receivable		3,628,877
Other assets		79,791
Net capital before haircuts on securities positions (tentative net capital)		2,825,797
Less: haircuts on securities		-
Net capital	$	2,825,797
Basic net capital requirement:		
Greater of:		
6-2/3% of aggregate indebtedness of $95,444 or minimum dollar ($5,000)	$	95,444
Net capital requirement		95,444
Excess net capital	$	2,730,353

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part II FOCUS Filing as of December 31, 2018.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Computation for Determination of the Reserve Requirements under §240.15c3-3

December 31, 2018

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a reserve requirement computation.

Schedule III

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Information Relating to the Possession or Control Requirements under §240.15c3-3

December 31, 2018

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a computation of possession or control of securities.

Charles River Brokerage, LLC Exemption Report

Charles River Brokerage LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Casey Sullivan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Casey Sullivan

Casey Sullivan
FINOP

2/28/19
Date

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers and Management
Charles River Brokerage, LLC

We have reviewed management's statements, included in the accompanying Charles River Brokerage, LLC Exemption Report, in which (1) Charles River Brokerage, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2019